SEC Mail Mail Processing Section

FEB 28 2011

Washington, DC 106

UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, D.C. 20549

11021475

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HMC Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Third Avenue North, Suite 600
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sonja J. Keeton, Senior Vice President and Chief Administrative Officer 205-987-5665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1901 6th Avenue North	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/7

AB 4/7

OATH OR AFFIRMATION

I, Sonja J. Keeton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HMC Investments, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sonja J. Keeton
Signature

Senior Vice President and Chief Administrative Officer
Title

Kay P. Lucas
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HMC Investments, Inc.
Index
December 31, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors

To the Board of Directors and Stockholder
HMC Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of HMC Investments, Inc. (the Corporation) as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2011

HMC Investments, Inc.
Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	1,484,946
Restricted cash		6,363
Accounts receivable from parent		84,849
Accounts receivable, other		563
Prepaid assets		49,620
Deferred income taxes, net		8,638
State tax receivable		16,594
Fixed assets, net		21,467
Total assets	$	1,673,040
Liabilities and Stockholder's Equity		
Accounts payable	$	7,127
Accrued liabilities		443,276
Total liabilities		450,403
Common stock, $1.00 par value, 1,000 shares authorized, issued, and outstanding		1,000
Additional paid-in capital		39,000
Retained earnings		1,182,637
		1,222,637
Total liabilities and stockholder's equity	$	1,673,040

The accompanying notes are an integral part of these financial statements.

HMC Investments, Inc.
Statement of Operations
Year Ended December 31, 2010

Revenues	
Fee revenue (Note 4)	$ 2,000,000
Expenses	
Employee compensation	980,503
Payroll taxes and insurance	88,176
Payroll related costs (Note 4)	121,200
Shared services expenses (Note 4)	503,084
Depreciation expense	9,485
Professional fees	59,215
Regulatory fees and expenses	41,210
Other operating costs	237,015
Total expenses	2,039,888
Loss before income taxes	(39,888)
Provision for income taxes	5,064
Net loss	$ (44,952)

The accompanying notes are an integral part of these financial statements.

HMC Investments, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2009	$ 1,000	$ 39,000	$ 1,227,589	$ 1,267,589
Net loss			(44,952)	(44,952)
Balance, December 31, 2010	$ 1,000	$ 39,000	$ 1,182,637	$ 1,222,637

The accompanying notes are an integral part of these financial statements.

HMC Investments, Inc.
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities		
Net loss	$	(44,952)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense		9,485
Deferred income taxes, net		(2,337)
Changes in operating assets and liabilities		
Receivables from parent and other		(73,674)
Prepaid assets		(6,635)
State tax receivable		(14,413)
Accounts payable and accrued liabilities		190,239
Restricted cash		(177)
Net cash provided by operating activities		57,536
Cash flows from investing activities		
Purchases of fixed assets		(6,239)
Net cash used in investing activities		(6,239)
Net increase in cash and cash equivalents		51,297
Cash		
Beginning of year		1,433,649
End of year	$	1,484,946

The accompanying notes are an integral part of these financial statements.

1. General

HMC Investments, Inc. (the Corporation), a wholly owned subsidiary of Harbert Management Corporation (HMC), was incorporated on February 1, 1996, for the purpose of being a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Corporation was established primarily to assist HMC and its affiliates in the marketing of HMC sponsored unregistered investment funds under Regulation D and serving as an "in-house" placement agent in the United States for interests in investment funds. The Corporation operates under an exemption of SEC Rule 15c3-3 and does not hold customer monies or securities.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Corporation:

Cash
The Corporation considers cash and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2010, the Corporation does not have any such debt instruments.

Restricted Cash
Restricted cash represents funds held on deposit with FINRA. The funds will be used for future costs associated with maintaining the Corporation's FINRA license.

Revenue Recognition
Placement agent fees are recognized when earned by the Corporation. As described in Note 4, the Corporation is entitled to earn a fee under a placement agent agreement with Harbert Fund Advisors (HFA), an affiliated entity.

Fixed Assets
Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from 3 to 5 years. Maintenance and repairs are charged to expense when incurred; betterments and improvements that materially prolong the lives of the assets are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the respective accounts, and the gain or loss on such disposition is recognized currently.

Long-Lived Assets
The Corporation recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. There were no such losses recognized during the year ended December 31, 2010.

Accounting for Income Taxes
The Corporation is included in the consolidated federal and state income tax return of its parent, HMC. The consolidated income taxes are allocated to the Corporation under a Tax Allocation Agreement based on its contribution to the consolidated tax provision or benefit. If the Corporation generates a current net operating loss, a credit is allowed for the portion of the loss which is utilized to offset taxable income of other members of the consolidated group. Current federal and state tax provisions and benefits, if any, are settled through the intercompany account. Net operating loss carry forwards represent tax losses generated which have not been used to offset taxable income of the Corporation or other members of the consolidated group.

The Corporation accounts for income taxes in accordance with ASC 740-10-05, *Accounting for Income Taxes*. Under ASC 740-10-05, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. The amounts recognized are based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the current tax provision (benefit) for the period and the change during the period in deferred tax assets and liabilities.

The Corporation evaluates its tax positions and establishes assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. The Corporation reviews these tax uncertainties in light of changing facts and circumstances, and adjusts them accordingly. The Corporation does not believe it has any significant uncertain tax positions as of December 31, 2010.

Compensated Absences
The Corporation's employees accumulate vacation and sick leave at varying rates depending upon their years of continuous service and payroll classification, subject to maximum limitations. Upon termination of employment, employees are paid all unused accrued vacation. Included in accrued liabilities on the statement of financial position is an accrual of approximately $31,000 as of December 31, 2010, for accrued vacation pay. There is no such accrual recognized for sick leave benefits because there is no terminal cash benefit available to employees for accumulated sick leave.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
The Corporation maintains cash accounts with one large financial institution. These accounts are insured in full by the Federal Deposit Insurance Corporation (FDIC) from December 31, 2010 through December 31, 2012. This temporary unlimited coverage is in addition to and separate from the $250,000 insured limit coverage available under the FDIC's general deposit rules.

The Corporation earns revenue for services provided under a placement agent agreement. During 2010, the Corporation derived 100% of its revenue from this agreement.

Subsequent events have been evaluated through February 25, 2011, which represents the date that these financials were available to be issued.

3. Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Corporation had net capital of $1,034,543 which was $1,004,516 in excess of the minimum requirement of $30,027.

4. Placement Agent and Shared Services Agreements

Effective May 30, 2008 and superseding previous agreements, the Corporation entered into an agreement with HFA and various HMC sponsored unregistered investment funds under Regulation D, all of which are affiliated entities, to act as the placement agent for the private placement of interests of the investment funds to qualified investors. In consideration for the services provided by the Corporation, HFA pays the Corporation an annual fee as outlined in the agreement. The agreement will continue in effect for successive one year periods unless the Corporation or HFA terminate the agreement upon providing a 45 day written notice to the other parties (ie. investment funds) to the agreement. The Corporation recognized $2,000,000 in revenue associated with this agreement during the year ended December 31, 2010.

Effective June 1, 2008, the Corporation entered into a shared services agreement with HMC. This agreement, amended on August 4, 2008, and June 1, 2009, allows for HMC to provide certain administrative services to the Corporation and the Corporation will reimburse HMC for the estimated value of these services, which include payroll related costs. The Corporation reimbursed HMC approximately $600,000 under this agreement during the year ended December 31, 2010.

5. Income Taxes

The provision for income taxes is comprised of the following:

Current	
Federal	$ 7
State	7,394
	7,401
Deferred	
Federal	(515)
State	(1,822)
	(2,337)
Tax provision	$ 5,064

The provision for income taxes is different from the amount computed by applying the federal income tax statutory rate of 34% to income before income taxes primarily due to state taxes and other deductions.

The components of deferred income taxes recognized as of December 31, 2010 are as follows:

Deferred tax assets	
Accrued vacation	$ 12,440
Total deferred tax asset	12,440
Deferred tax liabilities	
Basis differences of property and equipment	3,802
Total deferred tax liability	3,802
Net deferred tax assets	$ 8,638

6. Fixed Assets

Fixed assets consist of the following as of December 31, 2010:

Computers and equipment	$ 85,651
Furniture and fixtures	1,384
Leasehold Improvements	4,589
	91,624
Less: Accumulated depreciation	(70,157)
	$ 21,467

Depreciation expense for the year ended December 31, 2010 was approximately $9,500.

7. Related Party Transactions

The Corporation has a facilities agreement with HMC and incurred approximately $40,000 of rent expense during 2010 under this agreement. These amounts are included in other operating costs on the statement of income.

The Corporation has a sublease agreement with Harbert Realty Services, Inc. (HRS), an affiliated entity. The Corporation paid HRS approximately $14,000 under this sublease agreement during the year.

The Corporation was allocated expenses of approximately $6,000 during the year by HMC for its use of office furniture and equipment owned by HMC. This amount is included in other operating costs on the statement of income.

See Note 4 for disclosures regarding other agreements with affiliated entities.

8. Subsequent Event

In January 2011, the Corporation revised its' placement agent agreement with HFA (Note 4). Effective January 1, 2011, HFA will pay the Corporation an annual fee of $2,700,000 in consideration for the services provided.

HMC Investments, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010 — Schedule I

Net capital	
Total stockholder's equity	$ 1,222,637
Allowable credits	-
Other deductions	-
Net capital before nonallowable assets and haircuts on securities	1,222,637
Nonallowable assets	
Restricted cash	(6,363)
Accounts receivable from parent	(84,849)
Accounts receivable, other	(563)
Prepaid assets	(49,620)
State tax receivable	(16,594)
Deferred income tax asset	(8,638)
Fixed assets, net	(21,467)
Haircuts on securities	-
Net capital	$ 1,034,543
Aggregate indebtedness	
Total aggregate indebtedness	$ 450,403
Computation of basic net capital requirement	
Net capital required based on aggregate indebtedness	$ 30,027
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 30,027
Excess net capital	$ 1,004,516
Excess net capital at 1000 percent	$ 989,503
Ratio: Aggregate indebtedness to net capital	.435 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by HMC Investments, Inc. for inclusion in the Corporation's unaudited Part IIA FOCUS Report as of December 31, 2010.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors on Internal Control

To the Board of Directors and Stockholder
HMC Investments, Inc.

In planning and performing our audit of the financial statements of HMC Investments, Inc. (the Corporation) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to

PRICEWATERHOUSECOOPERS

provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants

To the Board of Directors and Stockholder
HMC Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of HMC Investments, Inc. for the year ended December 31, 2010, which were agreed to by HMC Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating HMC Investments, Inc's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for HMC Investments, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: An assessment in the amount of $2,500, obtained from the Form SIPC-7 page 1, item 2B, was compared to check number copy 1522, dated January 19, 2011, obtained from HMC Investments Inc's accounts payable records, noting no differences.

2. Compared the Total revenue amount reported on page 3 of the audited Form X-17A-5 reported on HMC Investments, Inc's Focus Reports for the year ended December 31, 2010 as applicable, with the Total revenue amount of $2,000,000 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Not applicable. No adjustments were included on Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $2,000,000 and $5,000, respectively of the Form SIPC-7, noting no differences.

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We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of HMC Investments, Inc, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011